Exhibit 99.1
NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars — except share data)

		March 31,
		2011	December 31,
	Note	(unaudited)	2010
ASSETS
Current assets
Cash and cash equivalents	4	$180,160	$207,410
Restricted cash		19,173	34,790
Accounts receivable, net		71,703	70,388
Short-term derivative asset	8	1,307	1,420
Due from affiliate companies		15,327	2,603
Prepaid expenses and other current assets		29,515	33,354

Total current assets		317,185	349,965

Deposits for vessel acquisitions		—	377,524
Vessels, port terminal and other fixed assets, net	5	1,835,762	2,249,677
Long-term derivative assets	8	—	149
Restricted cash		—	18,787
Other long-term assets		58,869	60,132
Long-term asset due from affiliate	11	12,391	—
Investments in affiliates	3,14	120,643	18,695
Investments in available for sale securities		103,561	99,078
Intangible assets other than goodwill	6	261,204	327,703
Goodwill		160,336	175,057

Total non-current assets		2,552,766	3,326,802

Total assets		$2,869,951	$3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$41,972	$49,496
Dividends payable		6,100	7,214
Accrued expenses		69,951	62,417
Deferred income and cash received in advance	11	22,458	17,682
Short-term derivative liability	8	241	245
Current portion of capital lease obligations		1,267	1,252
Current portion of long-term debt	7	63,407	63,297

Total current liabilities		205,396	201,603

Senior and ship mortgage notes, net of discount	7	745,122	1,093,787
Long-term debt, net of current portion	7	625,950	918,826
Capital lease obligations, net of current portion		30,692	31,009
Unfavorable lease terms	6	49,552	56,875
Long-term derivative liability	8	118	—
Other long-term liabilities and deferred income	11	39,480	36,020
Deferred tax liability		19,944	21,104

Total non-current liabilities		1,510,858	2,157,621

Total liabilities		1,716,254	2,359,224

Commitments and contingencies	10	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 and 8,479 issued and outstanding as of March 31, 2011 and December 31, 2010, respectively.		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 101,671,343 and 101,563,766 as of March 31, 2011 and December 31, 2010, respectively.	9	10	10
Additional paid-in capital	9	532,643	531,265
Accumulated other comprehensive income		37,107	32,624
Retained earnings		451,021	495,684

Total Navios Holdings’ stockholders’ equity		1,020,781	1,059,583
Noncontrolling interest		132,916	257,960

Total stockholders’equity		1,153,697	1,317,543

Total liabilities and stockholders’ equity		$2,869,951	$3,676,767

See unaudited notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. dollars — except share and per share data)

		Three Month	Three Month
		Period Ended	Period Ended
		March 31, 2011	March 31, 2010
	Note	(unaudited)	(unaudited)
Revenue	12	$181,772	$154,369
Time charter, voyage and logistics business expenses		(59,114)	(76,501)
Direct vessel expenses		(34,018)	(20,044)
General and administrative expenses		(12,774)	(12,193)
Depreciation and amortization	5,6	(33,321)	(24,941)
Interest income/expense and finance cost, net		(29,437)	(21,409)
Loss on derivatives	8	(385)	(1,838)
Gain on sale of assets	5	—	24,383
Loss on change in control	3	(35,325)	—
Loss on bond extinguishment	7	(21,199)	—
Other expense, net		(975)	(3,799)

(Loss)/income before equity in net earnings of affiliate companies		(44,776)	18,027
Equity in net earnings of affiliated companies	11	7,015	11,584

(Loss)/income before taxes		$(37,761)	$29,611
Income taxes		904	768

Net (loss)/income		(36,857)	30,379
Less: Net loss/(income) attributable to the noncontrolling interest		(1,273)	922
Preferred stock dividends of subsidiary		(27)	—
Add: Preferred stock dividends attributable to the noncontrolling interest		12	—

Net (loss)/income attributable to Navios Holdings common stockholders		$(38,145)	$31,301

Basic (loss)/earnings per share attributable to Navios Holdings common stockholders		$(0.38)	$0.31

Weighted average number of shares, basic	13	100,852,517	100,425,549

Diluted (loss)/earnings per share attributable to Navios Holdings common stockholders		$(0.38)	$0.27

Weighted average number of shares, diluted	13	100,852,517	114,076,034

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Three Month	Three Month
		Period Ended	Period Ended
		March 31,	March 31,
		2011	2010
	Note	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net (loss)/income		$(36,857)	$30,379
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Non cash adjustments		78,318	11,073
Increase in operating assets		(11,026)	(10,819)
Increase/(decrease) in operating liabilities		28,374	(4,938)
Payments for drydock and special survey costs		(3,876)	(1,663)

Net cash provided by operating activities		54,933	24,032

INVESTING ACTIVITIES:
Acquisition of vessels	5	(56,059)	—
Decrease in cash balance from Navios Acquisition on date of deconsolidation	3	(72,425)	—
Proceeds from sale of assets	5	—	153,000
Decrease/(increase) in restricted cash		778	(26,641)
Deposits for vessel acquisitions	5	(2,995)	(64,736)
Receipts from finance lease		—	142
Purchase of property and equipment	5	(2,865)	(3,029)

Net cash (used in)/provided by investing activities		(133,566)	58,736

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees		35,747	41,428
Repayment of long-term debt	7	(317,245)	(78,581)
Proceeds from issuance of Senior Notes, net of deferred fees	7	340,981	—
Dividends paid		(7,659)	(7,034)
Dividends to noncontrolling shareholders		—	(469)
Issuance of common stock		368	—
Payments of obligations under capital leases		(302)	—
Increase in restricted cash		(507)	(1,125)

Net cash provided by/(used in) financing activities		51,383	(45,781)

(Decrease)/increase in cash and cash equivalents		(27,250)	36,987

Cash and cash equivalents, beginning of period		207,410	173,933

Cash and cash equivalents, end of period		$180,160	$210,920

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$11,457	$8,453
Cash paid for income taxes		$—	$359
Equity in net earnings of affiliated companies		$7,015	$11,584
Non-cash investing and financing activities
•	See Notes 5 and 9 for issuance of Preferred Stock and Common Stock in connection with the acquisition of vessels.

•	See Note 7 for debt assumed in connection with acquisitions of businesses

•	See Note 14 for investments in available for sale securities.
See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars — except per share data)

							Accumulated
	Number of		Number of		Additional		Other	Total
	Preferred	Preferred	Common	Common	Paid-in	Retained	Comprehensive	Navios Holdings’	Noncontrolling
	Shares	Stock	Shares	Stock	Capital	Earnings	Income	Stockholders’ Equity	Interest	Total Equity
Balance December 31, 2009	8,201	$—	100,874,199	$10	533,729	$376,585	$15,156	$925,480	$135,270	1,060,750
Net income/(loss)	—					31,301		31,301	(922)	30,379
Other comprehensive income/(loss):
- Unrealized holding gains on investments in available-for-sale securities	—	—	—	—	—	—	8,968	8,968	—	8,968

Total comprehensive income/(loss)								40,269	(922)	39,347
Contribution to noncontrolling shareholders									(543)	(543)
Issuance of Preferred Stock (Note 9)	2,080	—	—	—	12,201	—	—	12,201	—	12,201
Stock based compensation expenses (Note 9)	—	—	15,452	—	610	—	—	610	—	610
Dividends declared/paid	—	—	—	—	—	(6,497)	—	(6,497)	—	(6,497)

Balance March 31, 2010 (unaudited)	10,281	$—	100,889,651	$10	$546,540	$401,389	$24,124	$972,063	$133,805	$1,105,868

Balance December 31, 2010	8,479	$—	101,563,766	$10	$531,265	$495,684	$32,624	$1,059,583	$257,960	$1,317,543
Net (loss)/income	—	—	—	—	—	(38,145)	—	(38,145)	1,273	(36,872)
Other comprehensive income/(loss):
- Unrealized holding gains on investments in available-for-sale securities	—	—	—	—	—	—	4,483	4,483	—	4,483

Total comprehensive loss	—	—	—	—	—	—	—	(33,662)	1,273	(32,374)
Stock based compensation expenses (Note 9)	—	—	107,577	—	1,378	—	—	1,378	—	1,378
Dividends paid by subsidiary to noncontrolling shareholders on common stock and preferred stock	—	—	—	—	—	—	—	—	(1,148)	(1,148)
Preferred stock dividends of subsidiary attributable to the noncontrolling interest	—	—	—	—	—	—	—	—	15	15
Navios Acquisition deconsolidation (Note 3)	—	—	—	—	—	—	—	—	(125,184)	(125,184)
Dividends declared/paid	—	—	—	—	—	(6,518)	—	(6,518)	—	(6,518)

Balance March 31, 2011 (unaudited)	8,479	$—	101,671,343	$10	$532,643	$451,021	$37,107	$1,020,781	$132,916	$1,153,697

See unaudited notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 1 — DESCRIPTION OF BUSINESS
     On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.
     Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain.
Navios Logistics
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112,200 in cash and (ii) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (or 67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for (i) $112,200 in cash, of which $5,000 was initially kept in escrow and payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (or 32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were initially kept in escrow pending attainment of certain EBITDA targets. In November 2008, $2,500 in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow as of such November 2008 date) of Navios Logistics.
     On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Following the release of the remaining shares that were held in escrow, Navios Holdings currently owns 63.8% of Navios Logistics.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Navios Acquisition
     On July 1, 2008, the Company completed the initial public offering, or the IPO, of its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA). At the time of the IPO, Navios Acquisition was a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Each unit consisted of one share of Navios Acquisition’s common stock and one warrant. Navios Acquisition, at the time, was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers (the “Initial Acquisition”) for an aggregate purchase price of $457,659, of which $128,659 was paid from existing cash and the $329,000 balance was paid with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     Navios Holdings has purchased 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. On that date, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011.
     Navios Holdings exchanged 7,676,000 shares of Navios Acquisition common stock it held for 1,000 shares of non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings (“Navios Acquisition Share Exchange”). The fair value of the exchange was $30,474. Following the Navios Acquisition Share Exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition is considered an affiliate entity and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition. From March 30, 2011, Navios Acquisition is being accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered, in substance common stock for accounting purposes.
     Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Holdings’ consolidated financial positions, statement of stockholders’ equity, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“GAAP”) for complete financial statements. The December 31, 2010 balance sheet data was derived from audited financial statements, but do not include all disclosures required by U.S. GAAP. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ 2010 annual report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b)	Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.
     Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.
     Investments in Affiliates and Joint Ventures: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but does not exercise control. Joint ventures are entities over which neither partner exercises full control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint ventures reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Entities included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 — 3/31	1/1 — 3/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 — 3/31	1/1 — 3/31
Kleimar N.V.	Operating Company/Vessel Owning Company	100%	Belgium	1/1 — 3/31	1/1 — 3/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 — 3/31	1/1 — 3/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	3/23 — 3/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 — 3/31	3/24 — 3/31
Navios Maritime Acquisition Corporation (1)	Sub-Holding Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 — 3/31	1/1 — 3/31
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 — 3/31	1/1 — 3/31
Hyperion Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 1/7
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 — 3/31	1/1 — 3/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	—	3/18 — 3/31
Amorgos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Andros Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Antiparos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Ikaria Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Kos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Mytilene Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Skiathos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Syros Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Skopelos Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	3/18 — 3/31
Sifnos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Ios Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	3/18 — 3/31
Thera Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Crete Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Rhodes Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Tinos Shipping Corporation (2)	Vessel Owning Company	100%	Marshall Is.	—	3/18 — 3/31
Portorosa Marine Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Shikhar Ventures S.A	Vessel Owning Company	100%	Liberia	1/1 — 3/31	1/1 — 3/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 — 3/31	1/1 — 3/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Chilali Corp.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 3/17
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Surf Maritime Co.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 3/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aramis Navigation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 — 3/31	1/1 — 3/31
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Pandora Marine Inc.	Vessel Owning Company	100%	Marshall Is.	—	1/1 — 3/31
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Customized Development S.A.	Vessel Owning Company	100%	Liberia	—	1/1 — 3/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 3/31	2/16 — 3/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 — 3/31	1/1 — 3/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 — 3/31	1/1 — 3/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/12 — 3/31	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Navios Maritime Acquisition Corporation and Subsidiaries (1):
Navios Maritime Acquisition Corporation	Sub-Holding Company	53.7%	Marshall Is.	1/1 — 3/30	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	53.7%	Marshall Is.	1/1 — 3/30	—
Amorgos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Andros Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Antiparos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Ikaria Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Kos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Mytilene Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Skiathos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Syros Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Skopelos Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	1/1 — 3/30	—
Sifnos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Ios Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	1/1 — 3/30	—
Thera Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Shinyo Dream Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Kannika Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Kieran Limited (2)	Vessel Owning Company	53.7%	British Virgin Is.	1/1 — 3/30	—
Shinyo Loyalty Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Navigator Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Ocean Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 — 3/30	—
Shinyo Saowalak Limited	Vessel Owning Company	53.7%	British Virgin Is.	1/1 — 3/30	—
Crete Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Rhodes Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Tinos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Folegandros Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—
Navios Acquisition Finance (US) Inc	Operating Company	53.7%	Delaware	1/1 — 3/30	—
Serifos Shipping Corporation (2)	Vessel Owning Company	53.7%	Marshall Is.	1/1 — 3/30	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Corporacion Navios S.A.	Operating Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Nauticler S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Compania Naviera Horamar S.A.	Vessel Operating Company/Management Company	63.8%	Argentina	1/1 — 3/31	1/1 — 3/31
Compania de Transporte Fluvial Int S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Ponte Rio S.A.	Operating Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Thalassa Energy S.A.	Barge Owning Company	39.9%	Argentina	1/1 — 3/31	1/1 — 3/31
HS Tankers Inc.	Vessel Owning Company	32.5%	Panama	1/1 — 3/31	1/1 — 3/31
HS Navegation Inc.	Vessel Owning Company	32.5%	Panama	1/1 — 3/31	1/1 — 3/31
HS Shipping Ltd Inc.	Vessel Owning Company	39.9%	Panama	1/1 — 3/31	1/1 — 3/31
HS South Inc.	Vessel Owning Company	39.9%	Panama	1/1 — 3/31	1/1 — 3/31
Petrovia Internacional S.A.	Land-Owning Company	63.8%	Uruguay	1/1 — 3/31	1/1 — 3/31
Mercopar S.A.	Operating/Barge Owning Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Navegacion Guarani S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services/Vessel Owning Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Mercofluvial S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Petrolera San Antonio S.A. (PETROSAN)	Port Facility Operating Company	63.8%	Paraguay	1/1 — 3/31	1/1 — 3/31
Stability Oceanways S.A.	Operating Barge and Pushboat Owning Company	63.8%	Panama	1/1 — 3/31	1/1 — 3/31
Hidronave S.A.	Pushboat Owning Company	32.5%	Brazil	1/1 — 3/31	1/1 — 3/31
Navarra Shipping Corporation	Operating Company	63.8%	Marshall Is.	1/1 — 3/31	—
Pelayo Shipping Corporation	Operating Company	63.8%	Marshall Is.	1/1 — 3/31	—

(1)	As of March 30, 2011, following the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. As a result, as of March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting based on Navios Holdings’ 53.7% economic interest in Navios Acquisition since the preferred stock is considered in substance common stock for accounting purposes (Note 3).

(2)	Each company has the rights over a shipbuilding contract of a tanker vessel (Note 5).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Affiliates included in the financial statements accounted for under the equity method:

	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2011	2010
Navios Maritime Partners L.P. (*)	Sub-Holding Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Navios Maritime Operating L.L.C. (*)	Operating Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Libra Shipping Enterprises Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Alegria Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Felicity Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Gemini Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Galaxy Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Prosperity Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Fantastiks Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aldebaran Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Aurora Shipping Enterprises Ltd. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Sagittarius Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Palermo Shipping S.A. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/1 — 3/31
Customized Development S.A. (*)	Vessel Owning Company	18.76%	Liberia	1/1 — 3/31	—
Pandora Marine Inc. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	—
Hyperion Enterprises Inc. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	1/8 — 3/31
Chilali Corp. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	3/18 — 3/31
JTC Shipping Trading Ltd. (*)	Operating Company	18.76%	Malta	1/1 — 3/31	3/18 — 3/31
Surf Maritime Co. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 — 3/31	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 — 3/31	1/1 — 3/31
Navios Maritime Acquisition Corporation (***)	Sub-Holding Company	53.7%	Marshall Is.	3/30 — 3/31	1/1 — 3/31
Aegean Sea Maritime Holdings Inc. (***)	Sub-Holding Company	53.7%	Marshall Is.	3/30 — 3/31	—
Amorgos Shipping Corporation (***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Andros Shipping Corporation (***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Antiparos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Ikaria Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Kos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Mytilene Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Skiathos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Syros Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Skopelos Shipping Corporation (***)	Vessel Owning Company	53.7%	Cayman Is.	3/30 — 3/31	—
Sifnos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Ios Shipping Corporation (***)	Vessel Owning Company	53.7%	Cayman Is.	3/30 — 3/31	—
Thera Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Shinyo Dream Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/30 — 3/31	—
Shinyo Kannika Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/30 — 3/31	—
Shinyo Kieran Limited (**)(***)	Vessel Owning Company	53.7%	British Virgin Is.	3/30 — 3/31	—
Shinyo Loyalty Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/30 — 3/31	—
Shinyo Navigator Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/30 — 3/31	—
Shinyo Ocean Limited (***)	Vessel Owning Company	53.7%	Hong Kong	3/30 — 3/31	—
Shinyo Saowalak Limited (***)	Vessel Owning Company	53.7%	British Virgin Is.	3/30 — 3/31	—
Crete Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Rhodes Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Tinos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Folegandros Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—
Navios Acquisition Finance (US) Inc (***)	Operating Company	53.7%	Delaware	3/30 — 3/31	—
Serifos Shipping Corporation (**)(***)	Vessel Owning Company	53.7%	Marshall Is.	3/30 — 3/31	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
(*)	Percentage does not include the ownership of 3,131,415, 1,174,219 and 788,370 common units received in relation to the sale of the Navios Hope, the Navios Aurora II and both the Navios Fulvia and the Navios Melodia, respectively, to Navios Maritime Partners L.P. (“Navios Partners”) since these are considered available-for-sale securities.

(**)	Each company has the rights over a shipbuilding contract of a tanker vessel (Note 5).

(***)	As of March 30, 2011, following the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. As a result, as of March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting based on Navios Holdings’ 53.7% economic interest in Navios Acquisition since the preferred stock is considered in substance common stock for accounting purposes (Note 3).
(c)	Use of estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Recent Accounting Pronouncements:
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level 3, which is effective for Navios Holdings beginning in the first quarter of fiscal year 2011. The adoption of the new standard did not have a significant impact on Navios Holdings’ consolidated financial statements.
Fair value measurement
     In May 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The adoption of the new standard is not expected to have have a significant impact on Navios Holdings’ consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 3: ACQUISITION/DECONSOLIDATION
Navios Acquisition acquired assets from Navios Holdings upon de-“SPAC”-ing
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers plus options to purchase two additional product tankers) for an aggregate purchase price of $457,659, of which $128,659 was to be paid from existing cash and the $329,000 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for equity payments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings, which in the aggregate amounted to $76,485.
     On May 28, 2010, certain shareholders of Navios Acquisition redeemed their shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing, and Navios Holding’s ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings obtained control over Navios Acquisition and, consequently, concluded that a business combination had occurred and consolidated Navios Acquisition from that date onwards until March 30, 2011.
     Goodwill of $13,143 arising from the transaction is not tax deductable and has been allocated to the Company’s Tanker Vessel Operations.
     In connection with the business combination, the Company (i) re-measured its previously-held equity interests in Navios Acquisition to fair value and recognized the difference between fair value and the carrying value as a gain, (ii) recognized 100% of the identifiable assets and liabilities of Navios Acquisition at their fair values, (iii) recognized a 42.7% noncontrolling interest at fair value, and (iv) recognized goodwill for the excess of the fair value of the noncontrolling interest and its previously-held equity interests in Navios Acquisition over the fair value of the identifiable assets and liabilities of Navios Acquisition. The fair value of the Company’s previously-held investment in the common stock of Navios Acquisition, as well as the fair value of the noncontrolling interest as of May 28, 2010, were both calculated based on the closing price of Navios Acquisition’s common stock on that date. The difference between the Company’s legal ownership percentage of 57.3% (based on common stock outstanding) and the percentage derived by dividing the $95,232 allocated to the Company’s investment in Navios Acquisition by the total value ascribed to Navios Acquisition’s net assets (including goodwill) of $155,788 is a result of treating the Company’s investment in Navios Acquisition’s warrants as a previously-held equity interest for purposes of calculating goodwill in accordance with ASC 805.
     The Company has considered the fact that Navios Acquisition did not have any vessel operations during the three month period ended March 31, 2010 and its statements of operations include mainly general and administrative expenses, formation and other costs and interest income from investment securities, resulting in a loss of $297. As a result, the Company has determined that, assuming the business combination had been consummated as of January 1, 2010, Navios Holdings’ pro forma revenue and net income effect for the three month period ended March 31, 2010 would be immaterial.
VLCC Acquisition
     On September 10, 2010, Navios Acquisition consummated the acquisition of seven very large crude carrier tankers (“VLCC”), referred to herein as the VLCC Acquisition, for $134,270 of cash and the issuance of 1,894,918 shares totalling $10,745 (of which 1,378,122 shares were deposited into a one year escrow to provide for indemnity and other claims). As of March 31, 2011, there were no contingencies known to the Company. The 1,894,918 shares were valued using the closing price of the stock on the date before the acquisition of $5.67. The VLCC Acquisition was treated as a business combination and assets and liabilities were recorded at fair value.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The Company has considered the fact that Navios Acquisition did not have any vessel operations during the three month period ended March 31, 2010. As a result, the Company has determined that, assuming the business combination had been consummated as of January 1, 2010, Navios Holdings’ pro forma revenue and net income effect for the three month period ended March 31, 2010 would be immaterial.
     Transaction costs amounted to $8,019 and have been fully expensed. Transaction costs includes $5,619, which was the fair value of the 3,000 preferred shares issued to a third party as compensation for consulting services (see Note 9).
     Goodwill of $1,579 arising from the transaction is not tax deductible and has been allocated to the Company’s Tanker Vessel operations.
Deconsolidation of Navios Acquisition
     On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30,474, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Following the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition will be accounted for under the equity method of accounting based on Navios Holdings’ 53.7% economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes.
     On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103,250, which represents the fair value of the common stock and Series C preferred stock that was held by Navios Holdings on such date. On March 30, 2011, the Company calculated a loss on change in control of $35,325, which is equal to the fair value of the Company’s investment in Navios Acquisition of $103,250 less the Company’s 53.7% interest in Navios Acquisition’s net assets on March 30, 2011.
NOTE 4: CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	March 31,	December 31,
	2011	2010
Cash on hand and at banks	$98,129	$114,615
Short-term deposits and highly liquid funds	82,031	92,795

Total cash and cash equivalents	$180,160	$207,410

     Short-term deposits and highly liquid funds are comprised of deposits with banks with original maturities of less than 90 days.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 5: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

		Accumulated	Net Book
Vessels	Cost	Depreciation	Value
Balance December 31, 2010	$1,548,383	$(127,082)	$1,421,301
Additions	133,874	(15,857)	118,017

Balance March 31, 2011	$1,682,257	$(142,939)	$1,539,318

		Accumulated	Net Book
Port Terminals	Cost	Depreciation	Value
Balance December 31, 2010	$65,258	$(9,031)	$56,227
Additions	900	(750)	150

Balance March 31, 2011	$66,158	(9,781)	56,377

		Accumulated	Net Book
Tanker vessels, barges and pushboats (Navios Logistics)	Cost	Depreciation	Value
Balance December 31, 2010	$278,837	$(42,637)	$236,200
Additions	1,366	(4,181)	(2,815)

Balance March 31, 2011	$280,203	$(46,818)	$233,385

		Accumulated	Net Book
Tanker vessels (Navios Acquisition)	Cost	Depreciation	Value
Balance December 31, 2010	$538,751	$(9,092)	$529,659
Additions	31,774	(7,198)	24,576
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance March 31, 2011	$—	$—	$—

		Accumulated	Net Book
Other fixed assets	Cost	Depreciation	Value
Balance December 31, 2010	$8,767	$(2,477)	$6,290
Additions	600	(208)	392

Balance March 31, 2011	$9,367	$(2,685)	$6,682

		Accumulated	Net Book
Total	Cost	Depreciation	Value
Balance December 31, 2010	$2,439,996	$(190,319)	$2,249,677
Additions	168,514	(28,194)	140,320
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance March 31, 2011	$2,037,985	$(202,223)	$1,835,762

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Sale of Vessels
     On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel, to Navios Partners for cash consideration of $63,000 (see Note 11).
     On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel with a capacity of 169,031 deadweight ton (“dwt”), to Navios Partners for consideration of $110,000. Out of the $110,000 purchase price, $90,000 was paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners (see Note 11, 14).
     On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009 South-Korean-built Capesize vessel, to Navios Partners for a cash consideration of $110,000 (see Note 11).
     On November 15, 2010, Navios Holdings sold to Navios Partners the vessels Navios Melodia and Navios Fulvia, two 2010-built Capesize vessels, for a total consideration of $176,971, of which $162,000 was paid in cash and the remaining amount was paid with 788,370 common units of Navios Partners (see Note 11, 14).
Vessel Acquisitions
     As of March 31, 2011, Navios Holdings had exercised purchase options to acquire six Ultra Handymax, six Panamax and one Capesize vessel, including those exercised during the quarter ended March 31, 2011. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope, Navios Fantastiks, Navios Vector and Navios Astra were delivered at various dates from November 30, 2005 to February 21, 2011.
     On January 20, 2010, Navios Holdings took delivery of the Navios Antares, a 2010 built Capesize vessel, with a capacity of 169,059 dwt, for an acquisition price of $115,747, of which $30,847 was paid in cash, $10,000 was paid in shares (698,812 common shares issued in December 2007 to the shipbuilder in connection with a progress payment at $14.31 per share, which represents the closing price for the common stock of the Company on the date of issuance), $64,350 was financed through loan and the remaining amount was funded through the issuance of 1,780 shares of preferred stock on January 20, 2010 (see also Note 9).
     On April 28, 2010, the Navios Vector, a 50,296 dwt Ultra Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The Navios Vector’s acquisition cost was approximately $30,000, which was financed through the release of $17,982 restricted cash that was kept for investing activities, and the remaining balance through existing cash.
     On September 20, 2010, the Navios Melodia, a new, 2010-built, 179,132 dwt, Capesize vessel, was delivered to Navios Holdings for an acquisition price of approximately $69,065, of which $19,657 was paid in cash, $36,987 financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock on July 31, 2010 that have a nominal value of $25,000 and a fair value of $12,421 (Note 9).
     On October 1, 2010, the Navios Fulvia, a new, 2010-built, 179,263 dwt Capesize vessel, was delivered to Navios Holdings. The vessel’s purchase price was approximately $67,511, of which $14,254 was paid in cash, $36,987 was financed through a loan and the remaining amount was funded through the issuance of 1,870 shares of preferred stock in 2009 that have a nominal value of $18,700 and a fair value of $7,177 and through the issuance of 1,870 shares of preferred stock on August 31, 2010 that have a nominal value of $18,700 and a fair value of $9,093 (see Note 9).
     On October 29, 2010, the Navios Buena Ventura, a new, 2010-built, 179,132 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet for an acquisition price $71,209, of which $19,089 was paid in cash, $39,000 financed through loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock that have a nominal value of $25,000 and a fair value of $13,120 (Note 9). Following the delivery of the Navios Buena Ventura, $39,000 (see Note 7), which was kept in a pledged account in Dekabank, was released to finance the delivery of this vessel as collateral.
     On November 17, 2010, the Navios Luz, a new, 2010-built, 179,144 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $54,501, of which $563 was paid in cash, $37,500 financed through a loan and the remaining amount was funded through the issuance of 2,571 shares of preferred stock in 2009 that have a nominal value of $25,710 and a fair value of $11,728 and through the issuance of 980 shares of preferred stock on November 17, 2010 that have a nominal value of $9,800 and a fair value of $4,710 (see Note 9).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     On December 3, 2010, the Navios Etoile, a new, 2010-built, 179,234 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $66,163, of which $22,781 was paid in cash, $37,500 financed through a loan and the remaining amount was funded through the issuance of 258 shares of preferred stock in 2009 that have a nominal value of $2,580 and a fair value of $1,177 and through the issuance of 980 shares of preferred stock on December 3, 2010 that have a nominal value of $9,800 and a fair value of $4,705 (see Note 9).
     On December 17, 2010, the Navios Bonheur, a new, 2010-built, 179,259 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet, for an acquisition price $68,883, of which $691 was paid in cash, $56,790 financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock on December 17, 2010 that have a nominal value of $25,000 and a fair value of $11,402 (see Note 9).
     On January 28, 2011, Navios Holdings took delivery of the Navios Altamira, a new, 179,165 dwt 2010-built Capesize vessel, from a South Korean shipyard for an acquisition price of $55,427, of which $15,427 was paid in cash and the remaining amount was funded through a loan (see Note 7).
     On February 14, 2011, Navios Holdings took delivery of the Navios Azimuth, a new, 179,169 dwt 2011-built Capesize vessel from a South Korean shipyard for a purchase price of approximately $55,672, of which $14,021 was paid in cash, $40,000 was financed through a loan and the remaining amount was funded through the issuance of 300 shares of preferred stock issued on January 27, 2010, which have a nominal value of $3,000 and a fair value of $1,651 (see Note 9).
     On February 21, 2011, the Navios Astra, a 53,468 dwt Ultra-Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The Navios Astra’s acquisition price was $22,775, of which $1,513 was the unamortized portion of the favorable lease term and the remaining amount was paid in cash.
Navios Acquisition
     On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 25,145 dwt South Korean —built chemical tanker, for a total cost of $31,774. Cash paid was $4,533 and $27,241 was transferred from vessel deposits.
Navios Logistics
     During the first quarter of 2010, Navios Logistics began the construction of a drying and conditioning grain facility at its dry port facility in Nueva Palmira. The facility, which is expected to be operative by the end of May 2011, is being financed entirely with funds provided by the port operations. For the construction of the facility, Navios Logistics paid an amount of $3,043 during the year ended December 31, 2010 and $579 during the three month period ended March 31, 2011.
     Additionally, during the first three month period ended March 31, 2011, Navios Logistics performed some improvements relating to its vessels, the Estefania H and the Jiujang, which costs amounted to $399 and $926, respectively.
     In 2010, Navios Logistics acquired two pieces of land located at the south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks, paying a total of $987.
     On February 3, 2010, Navios Logistics took delivery of a product tanker, the Sara H. The purchase price of the vessels (including direct costs) amounted to approximately $17,981.
     In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the Jiujiang, each with a capacity of 16,871 dwt. The Jiujiang and Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19,643 and $17,904, respectively. As of March 31, 2011, the obligations for these vessels were accounted for as capital leases and the aggregate lease payments during the three month period ended March 31, 2011 for both vessels were $302.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 6: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of March 31, 2011 consist of the following:
Navios Holdings

		Accumulated	Disposal/Transfer to	Net Book Value
	Acquisition Cost	Amortization	Vessel Cost	March 31, 2011
Trade name	$100,420	$(19,126)	$—	$81,294
Port terminal operating rights	34,060	(4,834)	—	29,226
Customer relationships	35,490	(5,767)	—	29,723
Favorable lease terms (*)	237,644	(115,170)	(1,513)	120,961

Total Intangible assets	407,614	(144,897)	(1,513)	261,204

Unfavorable lease terms	(127,513)	77,961	—	(49,552)

Total	$280,101	$(66,936)	$(1,513)	$211,652

     Intangible assets as of December 31, 2010 consist of the following:
Navios Holdings (excluding Navios Acquisition)

		Accumulated	Disposal/Transfer	Net Book Value
	Acquisition Cost	Amortization	to Vessel Cost	December 31, 2010
Trade name	$100,420	$(18,172)	$—	$82,248
Port terminal operating rights	34,060	(4,605)	—	29,455
Customer relationships	35,490	(5,323)	—	30,167
Favorable construction contracts	7,600	—	(7,600)	—
Favorable lease terms (*)	250,674	(123,178)	(655)	126,84

Total Intangible assets	428,244	(151,278)	(8,255)	268,711

Unfavorable lease terms	(127,513)	76,249	—	(51,264)

Total	$300,731	$(75,029)	$(8,255)	$217,447

Navios Acquisition

		Accumulated	Disposal/Transfer to	Net Book Value
	Acquisition Cost	Amortization	Vessel Cost	December 31, 2010
Purchase options	3,158	—	—	3,158

Favorable lease terms	57,070	(1,236)	—	55,834

Total intangible assets	60,228	(1,236)	—	58,992

Unfavorable lease terms	(5,819)	208	—	(5,611)

Total	$54,409	$(1,028)	$—	$53,381

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Total Navios Holdings

		Accumulated	Disposal/Transfer	Net Book Value
	Acquisition Cost	Amortization	to Vessel Cost	December 31, 2010
Total intangible assets	$488,472	$(152,514)	$(8,255)	$327,703

Total unfavorable lease terms	(133,332)	76,457	—	(56,875)

Total	$355,140	$(76,057)	$(8,255)	$270,828

(*)	On April 28, 2010 and on February 21, 2011, the Navios Vector, a 50,296 dwt Ultra-Handymax vessel, and the Navios Astra, a 53,468 dwt Ultra-Handymax vessel, both former long-term chartered-in vessels in operation, were delivered, respectively, to Navios Holdings’ owned fleet. The unamortized amounts of $655 of the Navios Vector’s and $1,513 of the Navios Astra’s favorable leases were included as an adjustment to the carrying value of the vessels.
The remaining aggregate amortization of acquired intangibles will be as follows:

	Within one		Year	Year
Description	year	Year Two	Three	Four	Year Five	Thereafter	Total
Navios Holdings
Trade name	$3,853	$3,860	$3,853	$3,853	$3,853	$62,022	$81,294
Favorable lease terms	17,331	16,778	13,426	12,230	11,324	18,882	89,971
Unfavorable lease terms	(6,272)	(6,022)	(4,933)	(4,681)	(3,097)	(8,657)	(33,662)
Port terminal operating rights	917	917	917	917	917	24,641	29,226
Customer relationships	1,775	1,775	1,775	1,775	1,775	20,848	29,723

Total	$17,604	$17,308	$15,038	$14,094	$14,772	$117,736	$196,552

NOTE 7: BORROWINGS
     Due to the deconsolidation of Navios Acquisition on March 30, 2011, the indebtedness of Navios Acquisition is not shown below.
     Borrowings, as of March 31, 2011, consist of the following:

March 31,
Navios Holdings loans	2011
Loan Facility HSH Nordbank and Commerzbank A.G.	$62,236
Revolver Facility HSH Nordbank and Commerzbank A.G.	14,198
Commerzbank A.G.	109,779
Dekabank Deutsche Girozentrale	83,000
Loan Facility Emporiki Bank ($154,000)	58,410
Loan Facility Emporiki Bank ($75,000)	75,000
Emporiki Bank ($40,000)	40,000
Loan DNB NOR Bank ($40,000)	40,000
Loan DNB NOR Bank ($66,500)	60,700
Unsecured bonds	20,000
Ship mortgage notes	400,000
Senior notes	350,000

Total Navios Holdings loans	$1,313,323

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

March 31,
Navios Logistics loans	2011
Loan Marfin Egnatia Bank	$70,000
Other long-term loans	56,034

Total Navios Logistics loans	$126,034

March 31,
Total Navios Holdings loans (including Navios Logistics loans)	2011
Total borrowings	$1,439,357
Less: unamortized discount	(4,878)
Less: current portion	(63,407)

Total long-term borrowings	$1,371,072

Navios Holdings loans
     In December 2006, the Company issued $300,000 in senior notes at a fixed rate of 9.5% due on December 15, 2014 (“2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. Following this transaction, the loss on bond extinguishment was $21,199.
     Senior Notes: On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (“NMF” and, together with the Company, the “Co-Issuers”) issued $350,000 in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than NMF, Navios Maritime Finance (US) Inc., Navios Maritime Acquisition Corporation and its subsidiaries, Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C. The Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Under a registration rights agreement, the Co-Issuers and the guarantors are obliged to file a registration statement prior on or to June 27, 2011, that enables the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers are in compliance with the covenants as of March 31, 2011.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Ship Mortgage Notes: In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. The ship mortgage notes are senior obligations of the Co-Issuers and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 notes. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. At any time before November 1, 2012, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Co-Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers are in compliance with the covenants as of March 31, 2011.
Loan Facilities:
     The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of March 31, 2011, the Company was in compliance with all of the covenants under each of its credit facilities outlined below.
     HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was composed of a $280,000 term loan facility and a $120,000 reducing revolving facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10,000. In March 2009, Navios Holdings further amended its facility agreement, effective as of November 15, 2008, as follows: (a) to reduce the Security Value Maintenance ratio (“SVM”) (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14,000 ($5,000 in March 2009 and $1,125 on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment was effective until January 31, 2010.
     Following the sale of the Navios Apollon on October 29, 2009, Navios Holdings prepaid $13,501 of the loan facility and permanently reduced its revolving credit facility by $4,778.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Following the issuance of the ship mortgage notes in November 2009, the mortgages and security interests on ten vessels previously secured by the loan and the revolving facility were fully released in connection with the partial prepayment of the facility with approximately $197,599, of which $195,000 was funded from the issuance of the ship mortgage notes and the remaining $2,599 from the Company’s cash. The Company permanently reduced the revolving facility by an amount of $26,662 and the term loan facility by $80,059. In April 2010, Navios Holdings further amended its facility agreement with HSH/Commerzbank as follows: (a) to release certain pledge deposits amounting to $117,519 and to accept additional securities of substitute vessels; and (b) to set a margin ranging from 115 bps to 175 bps depending on the security value. In April 2010, the available amount of $21,551 under the revolving facility was drawn and an amount of $117,519 was kept in a pledged account. On April 29, 2010, restricted cash of $17,982 was drawn to finance the acquisition of the Navios Vector. An amount of $73,974 was drawn from the pledged account to finance the acquisitions of the Navios Melodia and the Navios Fulvia ($36,987 for each vessel) and a prepayment of $25,553 was made on October 1, 2010. As a result, no outstanding amount was kept in the pledged account as of December 31, 2010 and as of March 31, 2011.
     The loan facility requires compliance with financial covenants, including specified SVM to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
     On November 15, 2010, following the sale of the Navios Melodia and the Navios Fulvia to Navios Partners for a total consideration of $177,000, of which $162,000 was paid in cash and the remaining in Navios Partners’ units, Navios Holdings fully repaid its outstanding loan balance with HSH Nordbank in respect of the two vessels amounting to $71,898.
     As of March 31, 2011, the outstanding amount under the revolving credit facility was $14,198 and the outstanding amount under the loan facility was $62,236. On May 19, 2011, in connection with the sale of the Navios Orbiter to Navios Partners, Navios Holdings repaid $20,217 of the outstanding loan associated with this vessel.
     Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130,000.
     On March 18, 2010, following the sale of the Navios Aurora II to Navios Partners, Navios Holdings repaid $64,350 and the outstanding amount of the facility has been reduced to $64,350. The amended facility is repayable in 10 semi-annual installments of $2,970 and 10 semi-annual installments of $1,980 with a final balloon payment of $14,850 on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of March 31, 2011, the outstanding amount under this facility was $58,410. On May 19, 2011, in connection with the sale of the Navios Luz to Navios Partners, Navios Holdings repaid $37,500 of the outstanding loan associated with this vessel.
     In August 2009, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $75,000 (divided into two tranches of $37,500) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1,375 with a final payment of $10,000 on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. As of March 31, 2011, the full amount of $75,000 was drawn under this facility.
     In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Azimuth, which was delivered on February 14, 2011 to Navios Holdings. The loan is repayable in 20 semi-annual equal installments of $1,500, with a final balloon payment of $10,000 on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of March 31, 2011, the amount drawn was $40,000.
     DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66,500 was cancelled following the cancellation of construction of one Capesize bulk carrier. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2,900, with a final payment of $34,600 on the last payment date. The interest rate of the amended facility is based on a margin of 225 bps as defined in the new agreement. As of March 31, 2011, the outstanding amount under this facility was $60,700.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Altamira, which was delivered on January 28, 2011 to Navios Holdings. The loan is repayable three months following the delivery of the Capesize vessel in 24 equal quarterly installments of $645, with a final balloon payment of $24,520 on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of March 31, 2011, the amount drawn was $40,000.
     Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. Following the sale of the Navios Pollux to Navios Partners in May 2010, an amount of $39,000 was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility. The amount of $39,000 kept in the pledged account was released to finance the delivery of the Capesize vessel Navios Buena Ventura that was delivered to Navios Holdings on October 29, 2010. As of March 31, 2011, $83,000 was outstanding under this facility.
     Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110,000 to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. It bears interest at a rate based on a margin of 275 bps. During 2010, a total amount of $43,375 was drawn and has been fully repaid. Since September 7, 2010, the available amount of the loan facility has been reduced to $30,000. On May 10, 2011, the amount of $18,850 was drawn to finance the acquisition of the Navios Astra.
     Commerzbank Facility: In June 2009, Navios Holdings entered into a new facility agreement of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $882 with a final payment of $24,706 on the last payment date. It bears interest at a rate based on a margin of 225 bps. As of March 31, 2011, the outstanding amount was $109,779. The loan facility requires compliance with the covenants contained in the senior notes. Following the sale of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010 to Navios Partners, respectively, Navios Holdings cancelled two of the four tranches and fully repaid in October 2010 their outstanding loan balances of $53,600 and $54,500, respectively.
     Unsecured Bond: In July 2009, Navios Holdings issued a $20,000 unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest will accrue on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.
Navios Logistics loans
     Marfin Facility
     On March 31, 2008, Nauticler entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. In March 2009, Navios Logistics transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 basis points. On March 29, 2011, Navios Logistics agreed with Marfin Popular Bank to amend its current loan agreement with its subsidiary, Nauticler S.A., to provide for a $40,000 revolving credit facility. The amended facility provides for the existing margin of 300 basis points and would be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The amended facility will require compliance with customary covenants. The obligation of the bank under the amended facility is subject to prepayment of the $70,000 facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation. In connection with the amendment, Nauticler S.A. agreed to prepay the $70,000 through the proceeds of the Logistics Senior Notes (see Note 16). As of March 31, 2011, the amount outstanding under this facility was $70,000.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Non-Wholly Owned Subsidiaries Indebtedness
     In connection with the acquisition of Horamar, Navios Logistics assumed a $9,500 loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,974 dwt double hull tanker (Malva H). Since the vessel’s delivery, the interest rate has been LIBOR plus 150 bps. The loan is repaid in installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date shall not extend beyond December 31, 2011. The loan can be pre-paid before such date, with two days written notice. The loan also requires compliance with certain covenants. As of March 31, 2011, the amount outstanding under this facility was $6,605.
     On September 4, 2009, HS Navigation Inc. entered into a loan facility for an amount of up to $18,710 that bears interest at LIBOR plus 225 bps in order to finance the acquisition cost of the Estefania H. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date must occur prior to May 15, 2016. The loan also requires compliance with certain covenants. As of March 31, 2011, the amount outstanding under this facility was $14,387.
     On December 15, 2009, HS Tankers Inc., a majority owned subsidiary of Navios Logistics, entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24,000 which bears interest at LIBOR plus 225 bps. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date must occur prior to March 24, 2016. The loan also requires compliance with certain covenants. As of March 31, 2011, the amount outstanding under this facility was $20,511.
     On December 20, 2010, HS South Inc., a majority owned subsidiary of Navios Logistics, entered into a loan facility in order to finance the acquisition cost of the Sara H for an amount of $14,385 which bears interest at LIBOR plus 225 bps. The loan will be repaid by installments. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to be HS South Inc. prior to the repayment date and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date must occur prior to May 24, 2016. The loan also requires compliance with certain covenants. As of March 31, 2011, the amount outstanding under this facility was $13,813.
Other Indebtedness
     In connection with the acquisition of Hidronave S.A. in October 29, 2009, Navios Logistics assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of a pushboat (Nazira). As of March 31, 2011, the outstanding loan balance was $718. The loan facility bears interest at a fixed rate of 600 bps. The loan is repaid in installments of $6 each and the final repayment date can not extend beyond August 10, 2021. The loan also requires compliance with certain covenants.
     As of March 31, 2011, Navios Logistics and its subsidiaries were in compliance with all of the covenants under each of its credit facilities.
     The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of March 31, 2011, based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Amounts in thousands of
Payment due by period	U.S. dollars
March 31, 2012	$63,407
March 31, 2013	77,301
March 31, 2014	58,185
March 31, 2015	97,932
March 31, 2016	82,490
March 31, 2017 and thereafter	1,060,042

Total	$1,439,357

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 8: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS
     Interest rate risk
     The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges under the relative accounting guidance, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statements of operations.
     For the three month period ended March 31, 2011 and 2010, the realized loss on interest rate swaps was $0, and $265, respectively. The unrealized gain as of March 31, 2011 and 2010, was $0 and $238, respectively.
     There are no swap agreements as of March 31, 2011, as all of them expired during 2010.
     Forward Freight Agreements (FFAs)
     The Company trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short-term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below.
     Drybulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.
     For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income” in stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting, together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statements of operations under “Loss on derivatives”. The gains included in “Accumulated Other Comprehensive Income” are being reclassified to earnings under “Revenue” in the statements of operations in the same period or periods during which the hedged forecasted transaction affects earnings. There were no amounts during the three month periods ended March 31, 2011 and 2010 that were included in “Accumulated Other Comprehensive Income” and reclassified to earnings.
     At March 31, 2011 and December 31, 2010, none of the “mark to market” positions of the open dry bulk FFA contract qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
     The net losses from FFAs recorded in the statement of operations amounted to $385 and $1,866 for the periods ended March 31, 2011 and 2010, respectively.
     During each of the three month periods ended March 31, 2011 and 2010, the changes in net unrealized losses on FFAs amounted to $263 and $5,768, respectively.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The open drybulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

	March 31,	December 31,
Forward Freight Agreements (FFAs)	2011	2010
Long-term FFA derivative asset	—	149
Short-term FFA derivative liability	(241)	(245)
Long-term FFA derivative liability	(118)	—

Net fair value on FFA contracts	$(359)	$(96)

NOS FFAs portion of fair value transferred to NOS derivative account (*)	$92	$92

LCH FFAs portion of fair value transferred to LCH derivative account (**)	$1,215	$1,328

Reconciliation of balances
     Total of balances related to derivatives and financial instruments:

	March 31,	December 31,
	2011	2010
FFAs	$(359)	$(96)
NOS FFAs portion of fair value transferred to NOS derivative account (*)	92	92
LCH FFAs portion of fair value transferred to LCH derivative account (**)	1,215	1,328

Total	$948	$1,324

Balance Sheet Values

	March 31,	December 31,
	2011	2010
Total short-term derivative asset	$1,307	$1,420
Total long-term derivative asset	—	149
Total short-term derivative liability	(241)	(245)
Total long-term derivative liability	(118)	—

Total	$948	$1,324

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

(**)	LCH: The London Clearing House.
Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Forward Contracts: The estimated fair value of forward contracts and other assets was determined based on quoted market prices.
     Borrowings: The carrying amount of the floating rate loans approximates its fair value. The senior and ship mortgage notes are fixed rate borrowings and their fair value, which was determined based on quoted market prices, is indicated in the table below.
     Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.
     Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.
     Investment in available for sale securities: The carrying amount of the investment in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of operations.
     Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.
     The estimated fair values of the Company’s financial instruments are as follows:

	March 31, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalent	$180,160	$180,160	$207,410	$207,410
Restricted cash	$19,173	$19,173	$53,577	$53,577
Accounts receivable, net	$71,703	$71,703	$70,388	$70,388
Accounts payable	$(41,972)	$(41,972)	$(49,496)	$(49,496)
Senior and ship mortgage notes, net of discount	$(745,122)	$(789,500)	$(1,093,787)	$(1,152,752)
Long-term debt, including current portion	$(689,357)	$(689,357)	$(982,123)	$(982,123)
Investments in available for sale securities	$103,561	$103,561	$99,078	$99,078
Forward Freight Agreements, net	$(359)	$(359)	$(96)	$(96)
     The following tables set forth our assets and liabilities that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair Value Measurements as of March 31, 2011
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$—	$—	$—	$—
Investments in available for sale securities	103,561	103,561	—	—

Total	$103,561	$103,561	$—	$—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements as of March 31, 2011
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$359	$359	$—	$—

Total	$359	$359	$—	$—

	Fair Value Measurements as of December 31, 2010
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$149	$149	$—	$—
Investments in available for sale securities	99,078	99,078	—	—

Total	$99,227	$99,227	$—	$—

	Fair Value Measurements as of December 31, 2010
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$245	$245	$—	$—

Total	$245	$245	$—	$—

     The Company’s FFAs are valued based on published quoted market prices. Investments in available for sale securities are valued based on published quoted market prices. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 1 of the fair value hierarchy.
NOTE 9: PREFERRED AND COMMON STOCK
     In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. There were no shares repurchased during the fiscal quarter ended March 31, 2011 and during the year ended December 31, 2010.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Issuances to Employees and Exercise of Options
     On June 2, 2010, July 1, 2010 and September 9, 2010, 86,328, 15,000 and 29,249 shares, respectively, were issued following the exercise of the options exercised for cash at an exercise price of $3.18 per share.
     On December 16, 2010, pursuant to the stock plan approved by the Company’s Board of Directors, the Company issued to its employees 537,310 shares of restricted common stock, 30,500 restricted stock units and 954,842 stock options.
     On March 1, March 2 and March 7, 2011, 18,281, 29,250 and 68,047 shares, respectively, were issued following the exercise of the options exercised for cash at an exercise price of $3.18 per share.
Vested, Surrendered and Forfeited
     During 2010, 30,333 restricted stock units, which were issued to the Company’s employees in 2009 and 2008, have vested.
     During 2010, 3,550 restricted shares of common stock were forfeited upon termination of employment and 5,103 were surrendered.
     During the three month period ended March 31, 2011, 8,001 restricted shares of common stock were forfeited upon termination of employment.
Issuances for Construction or Purchase of Vessels
     On January 20, 2010 and on January 27, 2010, Navios Holdings issued 1,780 shares of preferred stock (fair value $10,550) and 300 shares of preferred stock (fair value $1,651) at $10.0 nominal value per share to partially finance the acquisition of the Navios Antares and the construction of the Navios Azimuth, respectively. These vessels were delivered to Navios Holdings on January 1, 2010 and February 14, 2011, respectively.
     On July 31, 2010 and on August 31, 2010, Navios Holdings issued 2,500 shares of preferred stock (fair value $12,421) and 1,870 shares of preferred stock (fair value $9,093) at $10.0 nominal value per share to partially finance the acquisition of the Navios Melodia and Navios Fulvia, respectively. The Navios Melodia and Navios Fulvia were delivered to Navios Holdings on September 20, 2010 and October 1, 2010, respectively.
     On October 29, 2010 and November 17, 2010, Navios Holdings issued 2,500 shares of preferred stock (fair value $13,120) and 980 shares of preferred stock (fair value $4,710), respectively, at $10.0 nominal value per share to partially finance the construction of the Navios Buena Ventura and the Navios Luz.
     On December 3, 2010 and December 17, 2010, Navios Holdings issued 980 shares of preferred stock (fair value $4,705) and 2,500 shares of preferred stock (fair value $11,402), respectively, at $10.0 nominal value per share to partially finance the construction of the Navios Etoile and the Navios Bonheur.
     All of the above mentioned shares of 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) were recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock after approval by the Board of Directors, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date, all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.
Buyback of $131,320 2% Preferred Stock
     On December 27, 2010, Navios Holdings repurchased $131,320 (or 13,132 shares) of certain shares of Preferred Stock previously issued in connection with the acquisition of Capesize vessels for a cash consideration of $49,245, reflecting a 62.5% discount to the face amount (or nominal value).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Following the issuances and cancellations of the shares, described above, Navios Holdings had as of March 31, 2011, 101,671,343 shares of common stock and 8,479 Preferred Stock outstanding.
NOTE 10: COMMITMENTS AND CONTINGENCIES
     As of March 31, 2011, the Company was contingently liable for letters of guarantee and letters of credit amounting to $490 (December 31, 2010: $1,098) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.
     The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.
     As of March 31, 2011, the Company’s subsidiaries in South America were contingently liable for various claims and penalties to the local tax authorities amounting to $4,922 ($4,674 as of December 31, 2010). The respective provision for such contingencies was included in “Other long-term liabilities and deferred income”. According to the acquisition agreement (see Note 1), if the Company becomes obligated to pay such amounts, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable (included in “Other long-term assets”) against such liability, since the management considers collection of the receivable to be probable. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters will not adversely affect the Company’s financial position, results of operations or liquidity. On August 19, 2009, Navios Logistics issued a guarantee and indemnity letter that guarantees the fulfillment by Petrolera San Antonio S.A. (“Petrosan”) of all its obligations to Vitol S.A. (“Vitol”) up to $4,000. On May 6, 2011, the guarantee amount was increased to $10,000. In addition, Petrosan agreed to pay Vitol immediately upon demand, any and all sums up to the referred limit, plus interest and costs, in relation to sales of gas oil under certain contracts between Vitol and Petrosan. This guarantee will expire on August 18, 2011.
     The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through June 2023.
As of March 31, 2011, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges and pushboats were as follows:

Amounts
in thousands of
U.S. Dollars
March 31, 2012	$97,317
March 31, 2013	103,684
March 31, 2014	109,028
March 31, 2015	98,840
March 31, 2016	91,607
2017 and thereafter	462,823

Total	$963,299

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 11: TRANSACTIONS WITH RELATED PARTIES
     Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters to house the operations of most of the Company’s subsidiaries. The total annual lease payments are €473 (approximately $667) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece, of approximately 1,376.5 square meters to house part of the operations of the Company. On October 29, 2010, the existing lease agreement was amended and Navios ShipManagement Inc. leases 253.75 less square meters. The total annual lease payments are €370 (approximately $522) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 253.75 square meters to house part of the operations of the Company. The total annual lease payments are €79 (approximately $112) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”), a brokerage firm for freight and shipping charters, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings has agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions paid to Acropolis for the three month period ended March 31, 2011 and 2010 were $0 and $56, respectively. During the three month period ended March 31, 2011 and 2010, the Company received dividends of $0 and $616, respectively. Included in the trade accounts payable at March 31, 2011 and December 31, 2010 is an amount of $131 and $121, respectively, which is due to Acropolis.
     Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the periods ended March 31, 2011 and 2010, amounted to $6,048 and $4,058, respectively. Since November 2009, Navios Holdings will receive $4.5 per owned Ultra Handymax vessel, $4.4 per owned Panamax vessel and $5.5 per owned Capesize vessel.
     Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010, for five years from the closing of Navios Acquisition’s initial vessel acquisition Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6 per owned MR2 product tanker and chemical tanker vessel and $7 per owned LR1 product tanker vessel and $10 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6 and $7 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300 per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the periods ended March 31, 2011 and 2010 amounted to $7,584 and $0, respectively, which have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2011 and 2010 amounted to $800 and $603, respectively.
     On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the periods ended March 31, 2011 and 2010 amounted to $316 and $0, respectively, which have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.
     Balance due from affiliate: Balance due from affiliate as of March 31, 2011 amounted to $15,327 (December 31, 2010: $2,603) which includes the current amounts due from Navios Partners and Navios Acquisition, which are $6,920 and $8,407, respectively. The balances mainly consist of management fees, administrative fees and other expenses.
     Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
     Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
     Sale of Vessels and Sale of Rights to Navios Partners:.Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of March 31, 2011 and December 31, 2010, the unamortized deferred gain for all vessels and rights sold totaled $36,408 and $38,599, respectively, and for the three months ended March 31, 2011 and March 30, 2010, Navios Holdings recognized $2,191 and $6,795, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Purchase of Shares in Navios Acquisition: During 2010, Navios Holdings purchased 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in Navios Acquisition’s IPO upon de-“SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. At that date, Navios Holdings acquired control over Navios Acquisition, consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date onwards. As a result of gaining control, Navios Holdings recognized the effect of $17,742, which represents the fair value of the shares that exceed the carrying value of the Company’s ownership of 12,372,551 shares of Navios Acquisition’s common stock, in the statements of operations under “Gain on change in control”. On November 19, 2010, following Navios Acquisition public offering of 6,500,000 shares of common stock at $5.50 per share, Navios Holdings’ interest in Navios Acquisition decreased to 53.7%.
     Pursuant to the Exchange Agreement signed on March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange, whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition.
     As of March 30, 2011 and onwards, following this transaction, Navios Holdings owned 18,331,551 shares or 45% of the outstanding voting stock of Navios Acquisition (see Note 1, 3). As a result, from March 30, 2011, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. From March 30, 2011, Navios Acquisition is being accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered in substance common stock for accounting purposes.
     Acquisition of Eleven Product Tanker and Two Chemical Tanker Vessels: On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659 (see Note 3).
     Navios Acquisition Warrant Exercise Program: On September 2, 2010, Navios Acquisition announced the successful completion of its warrant program (the “Warrant Exercise Program”). Under the Warrant Exercise Program, holders of publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010. Navios Holdings exercised 13,635,000 private warrants for a total $77,037 in cash. Navios Holdings currently holds no other warrants of Navios Acquisition.
     The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Following the issuance of the Notes in October 2010, Navios Acquisition prepaid $27,609 of this facility. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of March 31, 2011, the outstanding amount under this facility was $12,391.
NOTE 12: SEGMENT INFORMATION
     The Company has three reportable segments from which it derives its revenues: Drybulk Vessel Operations, Tanker Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. Starting in 2008, following the acquisition of Horamar and the formation of Navios Logistics, the Company renamed its Port Terminal Segment as its Logistics Business segment to include the activities of Horamar, which provides similar products and services in the region that Navios Holdings’ existing port facility currently, operates. The Drybulk Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business segment consists of our port terminal business, barge business and cabotage business in the Hidrovia region of South America. Following the formation of Navios Acquisition and its consolidation with Navios Holdings from May 25, 2010, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consists of transportation and handling of liquid cargoes through ownership, operation, and trading of tanker vessels.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel		Tanker Vessel
	Operations	Logistics Business	Operations	Total
	for the	for the	for the	for the
	Three Month	Three Month	Three Month	Three Month
	Period Ended	Period Ended	Period Ended	Period Ended
	March 31,	March 31,	March 31,	March 31,
	2011	2011	2011	2011
Revenue	$112,285	$44,357	$25,130	$181,772
Loss on derivatives	(385)	—	—	(385)
Interest income/expense and finance cost, net	(20,033)	(1,054)	(8,350)	(29,437)
Depreciation and amortization	(19,160)	(6,116)	(8,045)	(33,321)
Equity in net earnings of affiliated companies	7,015	—	—	7,015
Net (loss)/income attributable to Navios Holdings common stockholders	(3,425)	2,061	(36,781)	(38,145)
Total assets	2,513,807	356,144	—	2,869,951
Goodwill	56,240	104,096	—	160,336
Capital expenditures	(51,574)	(2,817)	(7,528)	(61,919)
Investment in affiliates	120,643	—	—	120,643
Cash and cash equivalents	143,624	36,536	—	180,160
Restricted cash (including current and non current portion)	19,080	93	—	19,173
Long term debt (including current and non current portion)	$1,308,445	$126,034	$—	$1,434,479

	Drybulk Vessel		Tanker Vessel
	Operations	Logistics Business	Operations	Total
	for the	for the	for the	for the
	Three Month	Three Month	Three Month	Three Month
	Period Ended	Period Ended	Period Ended	Period Ended
	March 31,	March 31,	March 31,	March 31,
	2010	2010	2010	2010
Revenue	$118,164	$36,205	$—	$154,369
Loss on derivatives	(1,838)	—	—	(1,838)
Interest income/expense and finance cost, net	(20,501)	(908)	—	(21,409)
Depreciation and amortization	(19,233)	(5,708)		(24,941)
Equity in net earnings of affiliated companies	11,584	—	—	11,584
Net income/(loss) attributable to Navios Holdings common stockholders	32,466	(1,165)	—	31,301
Total assets	2,440,415	519,547	—	2,959,962
Goodwill	56,239	91,677	—	147,916
Capital expenditures	64,896	2,869	—	67,765
Investment in affiliates	14,137	—	—	14,137
Cash and cash equivalents	190,988	19,932	—	210,920
Restricted cash (including current and non current portion)	133,555	1,027	—	134,582
Long term debt (including current and non current portion)	$1,469,172	$117,234	$—	$1,586,406

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 13: EARNINGS PER COMMON SHARE
     Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period.

	Three Month	Three Month
	Period Ended	Period Ended
	March 31, 2011	March 31, 2010
Numerator:
Net (loss)/income attributable to Navios Holdings common stockholders	(38,145)	31,301
Less:
Dividend on Preferred Stock	(418)	(503)
Interest on convertible debt and amortization of convertible bond discount	—	315

(Loss)/income available to common shareholders	(38,563)	31,113

Denominator:
Denominator for basic net income per share attributable to Navios Holdings common stockholders — weighted average shares	100,852,517	100,425,549
Dilutive potential common shares — weighted average
Restricted stock, restricted stock units and stock options	—	809,585
Convertible Preferred Stock and convertible debt	—	12,840,899

Dilutive effect of securities	—	13,650,484

Denominator for diluted net income per share attributable to Navios Holdings stockholders — adjusted weighted shares and assumed conversions	100,852,517	114,076,034

Basic net (loss)/income per share attributable to Navios Holdings stockholders	(0.38)	0.31

Diluted net (loss)/income per share attributable to Navios Holdings stockholders	(0.38)	0.27

     For the period ended March 31, 2011, the denominator of diluted earnings per share excludes the weighted average preferred stock, restricted shares, restricted units and stock options outstanding since the effect is anti-dilutive.
NOTE 14: INVESTMENT IN AFFILIATES
Navios Maritime Partners L.P.
     On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
     On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”. At issuance, the Company calculated the fair value of the 1,000,000 subordinated Series A units by adjusting the publicly-quoted price for Navios Partners’ common units on the transaction date to reflect the differences between the common and subordinated Series A units of Navios Partners. Principal among these differences is the fact that the subordinated Series A units are not entitled to dividends prior to their automatic conversion to common units on the third anniversary of their issuance. Accordingly, the present value of the expected dividends during that three-year period (discounted at a rate that reflects Navios Partners’ estimated weighted average cost of capital) was deducted from the publicly-quoted price for Navios Partners’ common units in arriving at the estimated fair value of the subordinated Series A units of $6.08/unit or $6,082 for the 1,000,000 units received, which was recognized in Navios Holdings results as a non-cash compensation income. In addition, Navios Holdings was released from the omnibus agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). The investment in subordinated series A units is accounted for under the cost method.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece.
     As of March 31, 2011 and December 31, 2010, the carrying amount of the investment in Navios Partners (subordinated units and general partner units) accounted for under the equity method was $10,756 and $12,218, respectively. The 3,131,415 common units from the sale of the Navios Hope, the 1,174,219 common units received from the sale of the Navios Aurora II on March 18, 2010, and 788,370 common units from the sale of both the Navios Fulvia and the Navios Melodia on November 15, 2010, to Navios Partners, were accounted for under investment in available for sale securities. As of March 31, 2011 and December 31, 2010, the carrying amount of the investment in available-for-sale common units was $103,561 and $99,078, respectively.
     Dividends received during the three month periods ended March 31, 2011 and 2010 were $6,126 and $4,761, respectively.
Acropolis Chartering and Shipping Inc.
     Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of March 31, 2011 and December 31, 2010, the carrying amount of the investment was $545 and $385, respectively. During the three month period ended March 31, 2011 and 2010, the Company received dividends of $0 and $616, respectively.
Navios Maritime Acquisition Corporation
     On July 1, 2008, the Company completed the IPO of units in its noncontrolled subsidiary, Navios Acquisition. At the time of the IPO, Navios Acquisition was a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Each unit consisted of one share of Navios Acquisition’s common stock and one Sponsor Warrant. Navios Acquisition at the time was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
     On May 28, 2010, certain stockholders of Navios Acquisition redeemed their shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing, and Navios Holdings’ ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings obtained control over Navios Acquisition and, consequently, concluded that a business combination had occurred and has consolidated the results of Navios Acquisition from that date onwards (see Note 1, 3) until March 30, 2011.
     Navios Holdings exchanged 7,676,000 shares of Navios Acquisition common stock it held for 1,000 shares of non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30,474. Following the Navios Acquisition Share Exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. From March 30, 2011, Navios Acquisition is being accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered in substance common stock for accounting purposes.
     Summarized financial information of the affiliated companies is presented below:

	March 31, 2011		December 31, 2010
	Navios	Navios	Navios	Navios
Balance Sheet	Partners	Acquisition	Partners	Acquisition
Current assets	$59,418	$92,015	$55,612	$81,202
Non-current assets	770,581	920,265	785,273	923,885
Current liabilities	49,330	38,164	45,425	29,025
Non-current liabilities	294,467	723,241	303,957	722,334

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	March 31, 2011		March 31, 2010
	Navios	Navios	Navios	Navios
Income Statement	Partners	Acquisition(*)	Partners	Acquisition
Revenue	$42,804	$25,130	$29,413	$—
Net income/loss	16,600	(406)	12,585	(297)

*	From March 30, 2011, Navios Acquisition is considered as an affiliate entity of Navios Holdings and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is now accounted for under the equity method.
NOTE 15: OTHER FINANCIAL INFORMATION

     In connection with the filing of a registration statement on Form F-4, the guarantor financial information below has been updated to provide supplemental information to reflect the current guarantors of the Company’s 8.125% senior notes in the condensed income statements and cash flow statements for the periods ended March 31, 2011 and 2010 and balance sheets as of March 31, 2011 and December 31, 2010.
      The Company’s 8.125% senior notes issued on January 28, 2011 are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of NMF, Navios Maritime Finance (US) Inc., Navios Acquisition and its subsidiaries and Navios Logistics and its subsidiaries for the periods prior to the formation of Navios Logistics and designated as unrestricted subsidiaries or those not required by the indenture (see Note 7). All subsidiaries, except for the non-guarantor subsidiaries of Navios Logistics, are 100% owned. In addition, Navios Acquisition is not a subsidiary. Following the Navios Acquisition Share Exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition is considered an affiliate entity and is not a controlled subsidiary of the Company, and the investment in Navios Acquisition is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition. Navios Acquisition will be accounted for under the equity method based on Navios Holdings’ 53.7% economic interest since the preferred stock is considered in substance common stock for accounting purposes. These condensed consolidating statements have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

	Navios
	Maritime	Other
Income Statement for the three months ended	Holdings Inc.	Guarantor	Non Guarantor
March 31, 2011 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	97,117	84,655	—	181,772
Time charter, voyage and logistics business expenses	—	(42,600)	(16,514)	—	(59,114)
Direct vessel expenses	—	(10,243)	(23,775)	—	(34,018)
General and administrative expenses	(3,682)	(5,036)	(4,056)	—	(12,774)
Depreciation and amortization	(693)	(17,087)	(15,541)	—	(33,321)
Interest income/expense and finance cost, net	(17,262)	(2,652)	(9,523)	—	(29,437)
Loss on derivatives	—	(385)	—	—	(385)
Loss on change in control	(35,325)	—	—	—	(35,325)
Loss on bond extinguishment	(21,199)	—	—	—	(21,199)
Other (expense)/income, net	(87)	698	(1,586)	—	(975)

(Loss)/income before equity in net earnings of affiliate companies	(78,248)	19,812	13,660	—	(44,776)
Income from subsidiaries	34,138	13,507	—	(47,645)	—
Equity in net earnings of affiliated companies	5,965	1,050	—	—	7,015

(Loss)/income before taxes	(38,145)	34,369	13,660	(47,645)	(37,761)
Income taxes	—	(73)	977	—	904

Net (loss)/income	(38,145)	34,296	14,637	(47,645)	(36,857)
Less: Net income attributable to the noncontrolling interest	—	—	(1,273)	—	(1,273)
Add: Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—	12
Less: Preferred stock dividends of subsidiary	—	—	(27)	—	(27)

Net (loss)/income attributable to Navios Holdings common stockholders	(38,145)	34,296	13,349	(47,645)	(38,145)

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other
Income Statement for the three months ended	Holdings Inc.	Guarantor	Non Guarantor
March 31, 2010 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	111,213	43,156	—	154,369
Time charter, voyage and logistics business expenses	—	(59,600)	(16,901)	—	(76,501)
Direct vessel expenses	—	(8,604)	(11,440)	—	(20,044)
General and administrative expenses	(4,100)	(4,606)	(3,487)	—	(12,193)
Depreciation and amortization	(693)	(17,222)	(7,026)	—	(24,941)
Interest income/expense and finance cost, net	(18,092)	(1,639)	(1,678)	—	(21,409)
Loss on derivatives	—	(1,838)	—	—	(1,838)
Gain on sale of assets	—	24,383	—	—	24,383
Other income/expense, net	48	2,285	1,562	—	(3,799)

(Loss)/income before equity in net earnings of affiliate companies	(22,837)	39,802	1,062	—	18,027
Income from subsidiaries	49,561	2,826	—	(52,387)	—
Equity in net earnings of affiliated companies	4,577	7,007	—	—	11,584

Income before taxes	31,301	49,635	1,062	(52,387)	29,611
Income taxes	—	(74)	842	—	768

Net income	31,301	49,561	1,904	(52,387)	30,379
Less: Net income attributable to the noncontrolling interest	—	—	922	—	922

Net income attributable to Navios Holdings common stockholders	31,301	49,561	2,826	(52,387)	31,301

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as at March 31, 2011	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	5,739	135,041	39,380	—	180,160
Restricted cash	15,449	3,631	93	—	19,173
Accounts receivable, net	—	50,676	21,027	—	71,703
Intercompany receivables	217,664	—	28,212	(245,876)	—
Short-term derivative assets	—	1,307	—	—	1,307
Due from affiliate companies	1,300	14,027	—	—	15,327
Prepaid expenses and other current assets	247	19,970	9,298	—	29,515

Total current assets	240,399	224,652	98,010	(245,876)	317,185
Deposits for vessel acquisitions	—	—	—	—	—
Vessels, port terminal and other fixed assets, net	—	1,463,919	371,843	—	1,835,762
Investments in subsidiaries	1,274,741	269,684	—	(1,544,425)	—
Investments in available for sale securities	103,561	—	—	—	103,561
Investment in affiliates	120,089	554	—	—	120,643
Other long-term assets	17,311	30,705	10,853	—	58,869
Long-term asset due from affiliate	12,391	—	—	—	12,391
Goodwill and other intangibles	100,119	150,132	171,289	—	421,540

Total non-current assets	1,628,212	1,914,994	553,985	(1,544,425)	2,552,766

Total assets	1,868,611	2,139,646	651,995	(1,790,301)	2,869,951

LIABILITIES AND EQUITY
Account payable	—	26,643	15,329	—	41,972
Accrued expenses and other current liabilities	20,174	37,988	11,789	—	69,951
Dividend payable	6,100	—	—	—	6,100
Deferred income and cash received in advance	—	21,840	618	—	22,458
Intercompany Payables	—	245,558	318	(245,876)	—
Short-term derivative liability	—	241	—	—	241
Current portion of capital lease obligations	—	—	1,267	—	1,267
Current portion of long-term debt	7,543	43,440	12,424	—	63,407

Total current liabilities	33,817	375,710	41,745	(245,876)	205,396
Long-term debt, net of current portion	814,013	405,949	151,110	—	1,371,072
Capital lease obligations, net of current portion	—	—	30,692	—	30,692
Other long-term liabilities and deferred income	—	34,222	5,258	—	39,480
Long-term derivative liability	—	118	—	—	118
Unfavorable lease terms	—	49,552	—	—	49,552
Deferred tax liability	—	—	19,944	—	19,944

Total non-current liabilities	814,013	489,841	207,004	—	1,510,858

Total liabilities	847,830	865,551	248,749	(245,876)	1,716,254

Noncontrolling interest	—	—	132,916	—	132,916

Total Navios Holdings stockholders’ equity	1,020,781	1,274,095	270,330	(1,544,425)	1,020,781

Total liabilities and stockholders’ equity	1,868,611	2,139,646	651,995	(1,790,301)	2,869,951

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as of December 31, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalent	$6,323	$97,676	$103,411	$—	$207,410
Restricted cash	15,726	3,488	15,576	—	34,790
Accounts receivable, net	—	48,731	21,657	—	70,388
Intercompany receivables	173,796	—	77,705	(251,501)	—
Short term derivative assets	—	1,420	—	—	1,420
Due from affiliate companies	—	3,422	(819)	—	2,603
Prepaid expenses and other current assets	164	17,410	15,780	—	33,354

Total current assets	196,009	172,147	233,310	(251,501)	349,965
Deposit for vessel acquisitions	—	80,834	296,690	—	377,524
Vessels, port terminal and other fixed assets, net	—	1,345,983	903,694	—	2,249,677
Loan receivable from Navios Acquisition	12,391	—	(12,391)	—	—
Restricted cash	—	—	18,787	—	18,787
Long term derivative assets	—	149	—	—	149
Investments in subsidiaries	1,405,723	256,178	—	(1,661,901)	—
Investment in available for sale securities	99,078	—	—	—	99,078
Investment in affiliates	18,301	394	—	—	18,695
Deferred financing costs, net	13,321	3,779	20,655	—	37,755
Deferred dry dock and special survey costs, net	—	9,312	2,695	—	12,007
Other long term assets	—	4,932	5,438	—	10,370
Goodwill and other intangibles	100,812	155,838	246,110	—	502,760

Total non-current assets	1,649,626	1,857,399	1,481,678	(1,661,901)	3,326,802

Total assets	1,845,635	2,029,546	1,714,988	(1,913,402)	3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	22,120	27,376	—	49,496
Accrued expenses	7,465	31,546	23,406	—	62,417
Deferred income and cash received in advance	—	14,299	3,383	—	17,682
Dividends payable	6,094	—	1,120	—	7,214
Intercompany Payables	—	243,967	7,534	(251,501)	—
Short term derivative liability	—	245	—	—	245
Capital lease obligations	—	—	1,252	—	1,252
Current portion of long term debt	7,929	29,361	26,007	—	63,297

Total current liabilities	21,488	341,538	90,078	(251,501)	201,603
Long term debt, net of current portion	764,564	340,717	907,332	—	2,012,613
Capital lease obligations, net of current portion	—	—	31,009	—	31,009
Other long term liabilities	—	30,983	5,037	—	36,020
Unfavorable lease terms	—	51,264	5,611	—	56,875
Deferred tax liability	—	—	21,104	—	21,104

Total non-current liabilities	764,564	422,964	970,093	—	2,157,621

Total liabilities	786,052	764,502	1,060,171	(251,501)	2,359,224

Noncontrolling interest	—	—	257,960	—	257,960

Total Navios Holdings stockholders’ equity	1,059,583	1,265,044	396,857	(1,661,901)	1,059,583

Total liabilities and stockholders’ equity	$1,845,635	$2,029,546	$1,714,988	$(1,913,402)	$3,676,767

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the three months ended March 31, 2011	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(34,449)	$68,508	$20,874	$—	$54,933

Cash flows from investing activities
Acquisition of vessels	—	(51,526)	(4,533)	—	(56,059)
Restricted cash for investing activities	—	—	778	—	778
Deposits for vessel acquisitions	—	—	(2,995)	—	(2,995)
Purchase of property and equipment	—	(48)	(2,817)	—	(2,865)
Cash forgone due to change in control	—	—	(72,425)	—	(72,425)
Dividends from affiliates/associates	1,300	—	(1,300)	—	—

Net cash provided by/(used in) investing activities	1,300	(51,574)	(83,292)	—	(133,566)

Cash flows from financing activities
Issuance of common stock	368	—	—	—	368
Proceeds from long-term loan, net of deferred finance fees	—	33,000	2,747	—	35,747
Repayment of long-term debt and payment of principal	(302,272)	(12,687)	(2,286)	—	(317,245)
Proceeds from issuance of Senior Notes, net of deferred finance fees	340,981	—	—	—	340,981
Dividends paid	(6,512)	—	(1,147)	—	(7,659)
Increase in restricted cash	—	118	(625)	—	(507)
Payments of obligations under capital leases	—	—	(302)	—	(302)

Net cash provided/(used in) by financing activities	32,565	20,431	(1,613)	—	51,383

Net increase/(decrease) in cash and cash equivalents	(584)	37,365	(64,031)	—	(27,250)
Cash and cash equivalents, at beginning of period	6,323	97,676	103,411	—	207,410

Cash and cash equivalents, at end of period	$5,739	$135,041	$39,380	$—	$180,160

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the three months ended March 31, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$31,606	$(11,788)	$4,214	$—	$24,032

Cash flows from investing activities
Proceeds from sale of assets	—	153,000	—	—	153,000
Restricted cash for investing activities	(26,641)	—	—	—	(26,641)
Deposits for vessel acquisitions	—	(64,736)	—	—	(64,736)
Receipts from finance lease	—	142	—	—	142
Purchase of property and equipment	—	(160)	(2,869)	—	(3,029)

Net cash provided by/(used in) investing activities	(26,641)	88,246	(2,869)	—	58,736

Cash flows from financing activities
Proceeds from long-term loan, net of deferred finance fees	9,350	32,310	(232)	—	41,428
Repayment of long-term debt and payment of principal	(1,617)	(69,512)	(7,452)	—	(78,581)
Dividends paid	(7,034)	—	—	—	(7,034)
Dividends to noncontroling shareholders	—	—	(469)		(469)
Increase in restricted cash	(1,125)	—	—	—	(1,125)

Net cash used in financing activities	(426)	(37,202)	(8,153)	—	(45,781)

Net increase/(decrease) in cash and cash equivalents	4,539	39,256	(6,808)	—	36,987
Cash and cash equivalents, at beginning of period	115,535	28,794	29,604	—	173,933

Cash and cash equivalents, at end of period	$120,074	$68,050	$22,796	$—	$210,920

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 16: SUBSEQUENT EVENTS
(a)	On May 19, 2011, Navios Holdings sold the Navios Luz, a 2010 built Capesize vessel of 179,144 dwt, and the Navios Orbiter, a 2004 built Panamax vessel of 76,602 dwt, to Navios Maritime Partners L.P. (“Navios Partners”) for a total consideration of $130,000, of which $120,000 is payable in cash and $10,000 is payable in newly issued common units of Navios Partners. A portion of the cash proceeds amounting to $57,717 was used to fully repay the outstanding loans associated with the vessels.

(b)	On May 17, 2011, the Board of Directors of Navios Holdings declared a dividend of $0.06 per share of common stock, which will be paid on July 7, 2011 to stockholders of record on June 15, 2011.

(c)	On May 11, 2011, Navios Holdings received $6,186 as a dividend distribution from its affiliate Navios Partners.

(d)	On May 9, 2011, Navios Holdings drew down an amount of $18,850 from its revolving credit facility of up to $30,000 with Marfin Popular Bank to partially finance the acquisition of Navios Astra, which was delivered to Navios Holdings on February 21, 2011.

(e)	On May 2, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend in respect of the first quarter of 2011 of $0.05 per common share payable on July 6, 2011 to stockholders of record as of June 15, 2011.

(f)	On April 15, 2011, Navios Logistics using the proceeds of the Logistics Senior Notes, paid $8,700 for the acquisition and upgrading of two pushboats named William Hank and Lonny Fugate and, on May 2, 2011, Navios Logistics paid $600, representing a deposit on the purchase price, for the acquisition of the pushboat WW Dyer.

(g)	On April 13, 2011, Navios Partners completed a public offering of 4,600,000 common units, which included the full exercise of the underwriters’ over-allotment option, at $19.68 per unit, raising gross proceeds of approximately $90,528. Following the offering and the issuance of common units in connection with the sale of the Navios Luz and the Navios Orbiter, Navios Holdings’ interest in Navios Partners is 27.1% (including the 2% GP interest).

(h)	On April 12, 2011, Navios Logistics issued $200,000 in senior unsecured notes (the “Logistics Senior Notes”) due on April 15, 2019, at a fixed rate of 9.25%. The net proceeds from the Logistics Senior Notes were approximately $194,000, after deducting related fees and estimated expenses, and will be used to (i) purchase barges and pushboats, (ii) repay existing indebtedness, and (iii) to the extent available, for general corporate purposes. On April 12, 2011, Navios Logistics, using the proceeds from the Logistics Senior Notes, fully repaid its $70,000 loan facility with Marfin Popular Bank.